SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                          RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                              Limited Partner Units
                         (Title of Class of Securities)

                    MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
              (formerly NOONEY REAL PROPERTY INVESTORS FOUR, L.P.)
                                (Name of Issuer)

                            Limited Partnership Units
                         (Title of Class of Securities)



      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/20/00
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 7 Pages


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Bond Purchase, L.L.C.
      43-1727861

(2)   Check the Appropriate Box                (a) _____________________________
      if a Member of a Group*                  (b) _____________________________

(3)   SEC Use Only

(4)   Source of funds
      WC

(5)   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)   [ ]

(6)   Citizenship or Place of Organization
      Missouri

      Number of shares                         (7)  Sole Voting Power
      beneficially owned                            None
      by each reporting
      person with:                             (8)  Shared Voting Power
                                                    1,885**

                                               (9)  Sole Dispositive Power
                                                    None

                                               (10) Shared Dispositive Power
                                                    1,885**

(11)  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,885

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

(13)  Percent of Class Represented by Amount in  Row (11)
      13.93%

(14)  Type of Reporting Person*
      CO

*  See Instructions before Filling Out!
** Voting and dispositive power is shared with David L. Johnson, the majority equity holder and a member of Bond Purchase, L.L.C.

                                                               Page 3 of 7 Pages


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      David L. Johnson
      ###-##-####

(2)   Check the Appropriate Box                (a) _____________________________
      if a Member of a Group*                  (b) _____________________________

(3)   SEC Use Only

(4)   Source of funds
      PF

(5)   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)         [ ]

(6)   Citizenship or Place of Organization
      United States

      Number of shares                         (7)  Sole Voting Power
      beneficially owned                            None
      by each reporting
      person with:                             (8)  Shared Voting Power
                                                    1,885**

                                               (9)  Sole Dispositive Power
                                                    None

                                              (10)  Shared Dispositive Power
                                                    1,885**

(11)  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,885

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

(13)  Percent of Class Represented by Amount in  Row (11)
      13.93%

(14)  Type of Reporting Person*
      IN

*  See Instructions before Filling Out!
** Mr. Johnson may be deemed to share voting and dispositive power with Bond Purchase, L.L.C. Mr. Johnson is the majority equity interest holder and a member of Bond Purchase, L.L.C.

                                                               Page 4 of 7 Pages

                             INTRODUCTORY STATEMENT

   This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the limited partner units (the "Securities") of Maxus Real Property Investors-Four, L.P., a Missouri limited partnership whose principal executive offices are located at 104 Armour Road, North Kansas City, Missouri 64116 ("Maxus"). Amendment No. 1 amends the Schedule 13D filed by Bond Purchase L.L.C. Inc., ("Bond Purchase") and David L. Johnson, CPA ("Mr. Johnson") (collectively, the "Reporting Persons").

   Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the original report on Schedule 13D, and the amendments thereto.

Item 1. Security and Issuer.

   This  Amendment  No. 1  relates  to the  Securities  of Maxus  Real  Property
Investors- Four, L.P. (formerly Nooney Real Property-Four, L.P.), whose principle executive offices are located at 104 Armour Road, North Kansas City, Missouri 64116.

Item 3. Source and Amount of Funds or Other Consideration.

   The total amount of funds used by the Reporting Persons to acquire the Securities reported on Item 5(c) was $5,000. Bond Purchase used working capital to acquire the units.

Item 4. Purpose of Transaction.

   The Securities were acquired for investment purposes.

Item 5. Interest in the Securities of Issuer.

   (a) The aggregate number and percentage of the Securities to which this Amendment No. 1 relates is 1,885 units, representing 13.93% of the 13,529 outstanding units.

   Because Mr. Johnson is the majority interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 1,885 units held by Bond Purchase.

   (b) No Change.

   (c) During the past sixty (60) days, the following purchases were made by Mr.
Johnson:

Reporting            Securities                              Purchase Price
 Person               Purchased          Date            (including commissions)
 ------               ---------          ----            -----------------------
Mr. Johnson              10            12-04-00               $200 / unit
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                                                                     Page 5 of 7

Reporting            Securities                              Purchase Price
 Person               Purchased          Date            (including commissions)
 ------               ---------          ----            -----------------------
Mr. Johnson               5            12-04-00               $200 / unit
Mr. Johnson              10            12-20-00               $200 / unit

   (d) No Change.

   (e) No Change.

Item 7. Exhibits.

   99.1 Joint Filing Agreement

   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BOND PURCHASE, L.L.C., a Missouri limited liability company

By: /s/ David L. Johnson                                 Date: February 20, 2001
Name:   David L. Johnson
Title:  Member

By: /s/ David L. Johnson                                 Date: February 20, 2001
David L. Johnson


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                                                               Page 6 of 7 Pages

                                  EXHIBIT INDEX


   99.1 Joint Filing Agreement